

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX ANNOUNCES SALE OF MINORITY INTEREST IN COMBI OVEN COOKING BUSINESS; PROVIDES UPDATE ON COOKING SOLUTIONS DIVESTITURE; ISSUES UPDATED PROFORMA HISTORICAL FINANCIAL RESULTS TO SHOW IMPACT ON SALES, MARGINS, AND GAAP AND NON-GAAP EPS MEASURES

SALEM, NH –January 15, 2019. . . . Standex International Corporation **(NYSE:SXI)** announced today that it has sold its minority interest investment in Giorik, SpA ("Giorik") to that business's majority owner. It was necessary to have the Company's partner repurchase the minority interest in Giorik to allow the eventual buyer of Cooking Solutions maximum flexibility and to have a supply contract with the partner in place.

Standex continues to make progress on the Cooking Solutions divestiture from the Food Service Equipment Group segment in line with its plan. Standex has provided an updated table, attached to this release, to show the pro-forma historical impact of the divestitures of both Cooking Solutions and the Giorik minority interest on sales, margins and earnings per share both on a GAAP and non-GAAP basis.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Japan, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles ("GAAP"), the Company uses certain non-GAAP financial measures, including non-GAAP income from operations, non-GAAP net income from continuing operations, free operating cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted earnings per share. The attached financial tables reconcile non-GAAP measures used in this press release to the most directly comparable GAAP measures. The Company believes that the use of non-GAAP measures including the impact of restructuring charges, purchase accounting, discrete tax events, and acquisition costs help investors to obtain a better understanding of our operating results and prospects, consistent with how management measures and forecasts the Company's performance, especially when comparing such results to previous periods. An understanding of the impact in a particular quarter of specific restructuring costs, acquisition expenses, or other gains and losses, on net income (absolute as well as on a per-share basis), operating income or EBITDA can give management and investors additional insight into core financial performance, especially when compared to quarters in which such items had a greater or lesser effect, or no effect. Non-GAAP measures should be considered in addition to, and not as a replacement for, the corresponding GAAP measures, and may not be comparable to similarly titled measures reported by other companies.

[1] ***Safe Harbor Language***
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our

presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2018, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

<u>Reconciliation of Q2 and Fiscal Year to Date 2018 Financial Results to Reflect Planned Divestiture of Cooking Solutions Group</u>

Second Quarter FY 2018	Q2 FY18 Reported	Cooking Divestiture	Pension Exp. Reclassification	Q2 GAAP Adjusted	Pro Forma Non-GAAP Adjs.	Q2 FY18 Pro Forma
Net Sales	209,751	24,057	-	185,694	-	185,694
Cost of Goods Sold	138,225	15,710	(139)	122,376	-	122,376
Gross Profit	71,526	8,347	139	63,318	-	63,318
%	34.1%	34.7%		34.1%		34.1%
SG&A	50,679	6,464	(421)	43,794	-	43,794
Acquisition Related Costs	703	-	-	703	(703)	-
Restructuring	1,966	192	-	1,774	(1,774)	-
Operating Income	18,178	1,691	560	17,047	2,477	19,524
%	8.7%	7.0%		9.2%		10.5%
Interest Expense	1,793	-	-	1,793	-	1,793
Non-Operating Exp./ (Income)	(453)	(135)	560	242	-	242
Profit Before Tax	16,838	1,826	-	15,012	2,477	17,489
Income Tax	19,642	283	-	19,359	(14,338)	5,021
Net Income Continuing Ops	(2,804)	1,543	-	(4,347)	16,815	12,468

Second Quarter YTD FY 2018	Q2 YTD FY18 Reported	Cooking Divestiture	Pension Exp. Reclassification	Q2 GAAP Adjusted	Pro Forma Non-GAAP Adjs.	Q2 YTD FY18 Pro Forma
Net Sales	424,130	49,295	-	374,835	-	374,835
Cost of Goods Sold	278,423		(231)		(205)	245,642
		32,345		245,847		
Gross Profit	145,707	16,950	231	128,988	205	129,193
%	34.4%	34.4%		34.4%		34.5%
SG&A	100,705	12,968	(886)	86,851	-	86,851
Acquisition Related Costs	1,708	-	-	1,708	(1,708)	-
Restructuring	4,970	238	-	4,732	(4,732)	-
Operating Income	38,324	3,744	1,117	35,697	6,645	42,342
%	9.0%	7.6%		9.5%		11.3%
Interest Expense	3,514	-	-	3,514	-	3,514
Non-Operating Exp./(Income)	(1,057)	(276)	1,117	336	-	336
Profit Before Tax	35,867	4,020	-	31,847	6,645	38,492
Income Tax	24,672	1,050	-	23,622	(13,268)	10,354
Net Income Continuing Ops	11,195	2,970	-	8,225	19,913	28,138

Reconciliation of Fiscal Q3 and Q4 2018 Financial Results to Reflect Planned Divestiture of Cooking Solutions Group

Third Quarter FY 2018	Q3 FY18 Reported	Cooking Divestiture	Pension Exp. Reclassification	Q3 GAAP Adjusted	Pro Forma Non-GAAP Adjs	Q3 FY18 Pro Forma
Net Sales	216,743	24,596	-	192,147	-	192,147
Cost of Goods Sold	142,971	16,796	(139)	126,036	-	126,036
Gross Profit	73,772	7,800	139	66,111	-	66,111
%	34.0%	31.7%		34.4%		34.4%
SG&A	51,854	6,552	(430)	44,872	-	44,872
Acquisition Related Costs	1,254	-	-	1,254	(1,254)	-
Restructuring	1,337	276	-	1,061	(1,061)	-
Operating Income	19,327	972	569	18,924	2,315	21,239
%	8.9%	4.0%		9.8%		11.1%
Interest Expense	2,286	-	-	2,286	-	2,286
Non-Operating Exp./(Income)	293	(139)	569	1,001	-	1,001
Profit Before Tax	16,748	1,111	-	15,637	2,315	17,952
Income Tax	3,928	231	-	3,697	1,132	4,829
Net Income Continuing Ops	12,820	880	-	11,940	1,183	13,123

Fourth Quarter FY 2018	Q4 FY18 Reported	Cooking Divestiture	Pension Exp. Reclassification	Q4 GAAP Adjusted	Pro Forma Non-GAAP Adjs	Q4 FY18 Pro Forma
Net Sales	227,508	24,039	-	203,469	-	203,469
Cost of Goods Sold	145,188	16,082	(139)	128,967	-	128,967
Gross Profit	82,320	7,957	139	74,502	-	74,502
%	36.2%	33.1%		36.6%		36.6%
SG&A	53,898	6,456	(356)	47,086	-	47,086
Acquisition Related Costs	749	-	-	749	(749)	-
Restructuring	1,287	115	-	1,172	(1,172)	-
Operating Income	26,386	1,386	495	25,495	1,921	27,416
%	11.6%	5.8%		12.5%		13.5%
Interest Expense	2,230	-	-	2,230	-	2,230
Non-Operating Exp./(Income)	(481)	(211)	495	225	-	225
Profit Before Tax	24,637	1,597	-	23,040	1,921	24,961
Income Tax	12,020	420	-	11,600	(5,782)	5,818
Net Income Continuing Ops	12,617	1,177	-	11,440	7,703	19,143

Impact of Food Service Equipment Group Sales and Operating Income on Cooking Solutions Group Divestiture

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18
FSEG Reported Operating Income	9,488	7,206	7,418	9,324	10,424	7,841	6,785	9,803
Reclassify Cooking as Disc Ops	(3,199)	(2,149)	(2,593)	(2,495)	(2,070)	(1,691)	(972)	(1,386)
FSEG GAAP Operating Income	6,289	5,057	4,825	6,829	8,354	6,150	5,813	8,417
Add: Horizon Purchase Accounting	-	1,086	-	-	-	-	-	-
Cooking Restructuring Expense	(53)	(3)	(7)	-	(47)	(192)	(276)	(115)
Cooking Gain on Sale of Real Estate Above	-	-	-	652	-	-	-	-
Restated FSEG Operating Income	6,236	6,140	4,818	7,481	8,307	5,958	5,537	8,302
Sales as Reported	92,651	92,200	92,730	103,388	103,064	97,222	95,482	101,121
Reclassify Cooking as Disc Ops	(27,653)	(24,370)	(26,591)	(28,759)	(25,237)	(24,058)	(24,596)	(24,039)
Restated FSEG Sales	64,998	67,830	66,139	74,629	77,827	73,164	70,886	77,082
Adjusted Op Income % of Adjusted Sales	9.6%	9.1%	7.3%	10.0%	10.7%	8.1%	7.8%	10.8%
Reported Op Income % of Reported Sales	10.2%	7.8%	8.0%	9.0%	10.1%	8.1%	7.1%	9.7%

Reconciliation of GAAP to non-GAAP measures
Adjusted Earnings per Share

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18
Reported EPS	1.12	0.82	0.60	1.11	1.10	(0.22)	1.00	0.99
Reclassify Cooking as Disc Ops	(0.18)	(0.13)	(0.13)	(0.14)	(0.12)	(0.13)	(0.08)	(0.11)
Restated EPS from Continuing Ops	0.94	0.69	0.47	0.97	0.98	(0.35)	0.92	0.88
Adjustments:								
Restructuring as Reported	0.02	0.10	0.06	0.16	0.18	0.12	0.08	0.08
Cooking Restructuring in Above	-	-	-	-	-	(0.01)	(0.02)	(0.01)
Acquisition Related Costs	-	0.09	0.32	0.05	0.06	0.04	0.07	0.04
Purchase Accounting	-	0.06	-	0.12	0.01	-	-	-
Stock Comp Tax Accounting Change	0.03	0.02	-	(0.05)	-	-	-	-
Discrete Tax Items	-	(0.04)	-	-	-	1.18	(0.04)	0.49
Loss / (Gain) on Real Estate Sale	-	-	-	(0.04)	-	-	-	-
Cooking Gain on Real Estate Above	-	-	-	0.04	-	-	-	-
Adjusted EPS ex Cooking	0.99	0.92	0.85	1.25	1.23	0.98	1.01	1.48
As Reported Adjusted EPS Incl. CSG	1.17	1.05	0.98	1.35	1.35	1.12	1.11	1.60

Adjusted EBIT by Quarter

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18
Net Income / (Loss) from Continuing Operations as Reported	13,951	10,258	7,644	14,799	14,000	(2,804)	12,822	12,617
Provision for Income Taxes	5,556	2,458	2,890	4,376	5,030	19,642	3,927	12,020
Interest Expense	697	850	953	1,543	1,721	1,793	2,286	2,230
EBIT as Reported	20,204	13,566	11,487	20,718	20,751	18,631	19,035	26,867
Reclassify Cooking as Disc Ops	(3,357)	(2,326)	(2,676)	(2,678)	(2,239)	(2,018)	(1,388)	(1,728)
Restated EBIT from Continuing Ops	16,847	11,240	8,811	18,040	18,512	16,613	17,647	25,139
Adjustments:								
Restructuring	394	1,664	1,019	2,748	3,004	1,966	1,337	1,287
Cooking Restructuring in Above	(53)	(3)	(7)	-	(47)	(192)	(276)	(115)
Acquisition Related Costs	-	1,503	5,422	918	1,005	703	1,254	749
Purchase Accounting	-	1,086	-	1,998	205	-	-	-
Loss / (Gain) on Real Estate Sale	-	-	-	(652)	-	-	-	-
Cooking Gain on Real Estate in Above	-	-	-	652	-	-	-	-
Adjusted EBIT from Continuing Ops	17,188	15,490	15,245	23,704	22,679	19,090	19,962	27,060
Sales as Reported	179,600	173,854	184,715	217,089	214,379	209,751	216,743	227,508
Reclassify Cooking as Disc Ops	(27,653)	(24,370)	(26,591)	(28,759)	(25,237)	(24,058)	(24,596)	(24,039)
Adjusted Sales from Continuing Ops	151,947	149,484	158,124	188,330	189,142	185,693	192,147	203,469
Adjusted EBIT % of Adjusted Sales	11.3%	10.4%	9.6%	12.6%	12.0%	10.3%	10.4%	13.3%

Reconciliation of GAAP to non-GAAP measures
Adjusted EBITDA
FULL YEAR

	FY13	FY14	FY15	FY16	FY17	FY18
Net Income, as Reported	44,054	49,749	55,243	52,230	46,577	36,632
Provision for Income Taxes	15,244	18,054	20,874	16,295	15,355	40,620
Interest Expense	2,469	2,249	3,161	2,871	4,043	8,030
Depreciation & Amortization	15,236	14,591	16,683	17,954	20,315	29,163
EBITDA	77,003	84,643	95,961	89,350	86,290	114,445
Adjustments:						
Restructuring	2,666	10,077	3,443	4,232	5,825	7,594
CSG Restructuring in Above	(157)	(9,155)	(2,574)	(2,168)	(63)	(630)
Acquisition Related Costs	-	-	-	-	7,843	3,749
Purchase Accounting	1,549	60	1,696	423	3,084	205
CSG Purchase Accounting in Above		(60)	(587)			
Legal Settlement	2,809	-	-	-	-	-
Management Transition Costs	-	3,918	-	-	-	-
Loss on Disposed Business	-	-	-	7,267	-	-
DA of Disposed Business (RPM)	(1,090)	(668)	(506)	(508)		
DA of Disposed Business (CSG)	(2,328)	(2,108)	(2,977)	(2,954)	(2,502)	(2,457)
Profit by Disposed Business (RPM)	(1,436)	(174)	(90)	(860)	-	-
Profit by Disposed Business (CSG)	(7,185)	(5,436)	(2,878)	(12,483)	(11,036)	(7,373)
Life Insurance Benefit	(2,278)	(3,353)	-	-	-	-
Net Gain on Insurance Proceeds	-	(3,462)	(497)	-	-	-
Loss / (Gain) on Real Estate Sale	-	-	-	191	(652)	-
CSG Real Estate Gain in Above	-	-	-	-	652	-
Adjusted EBITDA	69,553	74,282	90,991	82,490	89,441	115,533
Sales as Reported	673,390	716,180	772,142	751,586	755,258	868,382
Sales of Disposed Business (RPM)	(16,468)	(14,645)	(14,654)	(17,445)	-	-
Sales of Disposed Business (CSG)	(100,092)	(97,050)	(118,621)	(119,161)	(107,373)	(97,930)
Adjusted Sales	556,830	604,485	638,867	614,980	647,885	770,452
Adjusted EBITDA % of Adjusted Sales	12.5%	12.3%	14.2%	13.4%	13.8%	15.0%

CSG Operating Statistics by Quarter

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18
CAPEX	37	339	375	240	528	432	223	81
Depreciation & Amortization	638	628	610	625	598	611	623	635
Accounts Receivable	13,035	10,923	10,913	12,820	13,303	11,723	12,180	14,445
Inventory	23,957	23,559	25,131	23,316	23,723	24,922	24,451	22,923
Accounts Payable	(9,045)	(8,814)	(11,462)	(12,910)	(9,525)	(9,896)	(9,936)	(10,759)
Net Working Capital	27,947	25,668	24,582	23,226	27,501	26,749	26,695	26,609